DNA PRECIOUS METALS, INC.
[Stationary]

January  31,   2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Request for Acceleration filed January 26, 2012
File No. 333-178624

 WITHDRAWAL OF OUR REQUEST FOR ACCELERATION:

Dear Sir/Madam:

We hereby withdraw our request for acceleration pending clearance of  further comments from the Securities and Exchange Commission.

Very truly yours, /s/ James Chandik James Chandik Chief Executive Officer